Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

 **ferreyros**


08001898

Exemption pursuant to Rule 12g3-2(b)   **82-4567**
Submission of: Other information

Lima, April 7th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SEC Mail Processing
Section

APR 1 0 2008

Washington, DC
111

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of March 31th , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED

APR 22 2008

THOMSON
FINANCIAL

www.ferreyros.com.pe

FERREYROS S.A.A.

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV N° 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: MARZO - 2008

Listado de Acciones Comunes:
    Nemonico: FERREYC1
    Valor: FERREYROS S.A.
    Nro.Total de Acciones: 305,226,504
    Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre Denominación	Cod Cavli	Nro Acciones	Porcentaje	Nemónico
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,530,746	0.501511	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	1,640,524	0.537478	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,251,030	0.737495	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	13,666,774	4.477584	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	1,881,519	0.616434	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	1,878,216	0.615352	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	2,956,286	0.968555	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	4,575,300	1.498985	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,619,829	0.530697	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	3,306,796	1.083391	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	9,147,893	2.997083	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	28,436,410	9.316494	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	11,381,735	3.728947	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A.	00771283	6,796,203	2.226610	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	1,770,516	0.580066	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	1,552,345	0.508588	FERREYC1

PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,873,162	0.613690	FERREYC1
PJ	Otro 048000875	CREDICORP LTD.	00305943	2,904,001	0.951425	FERREYC1
PJ	Otro 0921273900	PR-FONDO2	00932317	12,743,105	4.174967	FERREYC1
PJ	Otro 0921273500	IN-FONDO1	00932286	2,081,946	0.682099	FERREYC1
PJ	Otro 0921273700	IN-FONDO3	00932289	19,492,654	6.386291	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	23,150,549	7.584711	FERREYC1
PJ	Otro 0921259200	RI-FONDO3	00932377	25,192,034	8.253554	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	11,380,369	3.7285	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	19,729,876	6.464011	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	13,093,954	4.289914	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	4,827,189	1.581510	FERREYC1
PJ	Otro 0921274000	PR-FONDO3	00932318	12,207,099	3.999357	FERREYC1
PJ	Otro 09121273300	HO-FONDO3	00932309	12,240,127	4.010178	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	14,494,005	4.748606	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

END